SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	Golden West Financial Corp.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             381317106
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	General Growth Properties Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	1901 Harrison Street
	Oakland, CA 94612
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Financial Fund
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Pru Focused Val
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	381317106
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 12,093,410 shares
Abar Foundation			 2,100
American Electric		 62,900
Atlanta Gas & Light		 11,700
Atmos Energy			 7,900
Avon Old Farms			 1,700
AXP Partners			 56,300
Bowne & Co.			 4,700
Catholic Mutual			 2,300
Champa Trust			 3,700
Del Labs PenPl			 1,115
Del Labs-Lacrss			 95
DetroitLaborers			 18,000
Davis Financial Fund		 503,700
Davis Growth Opportunity	 109,000
DNE Corp			 1,400
Davis New York Venture		 7,359,700
Davis VaraFinancial		 10,700
Davis VaraValue			 90,400
Electrical Workers Annuity	 15,300
Electrical Workers Pension	 28,800
Emma Willard			 2,300
Fishkind LLC			 2,700
Genesis Depreciation		 4,200
Genesis Foundation		 1,600
Genesis Pension			 2,000
Galveston			 3,000
Georgia Corp			 23,600
Gonzaga Univ			 4,700
GrangeFT			 5,800
Hathaway			 3,800
Hirsch			 	 1,900
Hoff Family Tr.			 2,200
Lewis & Roca			 1,600
MassMutual Prt			 167,300
MassMutual Var			 10,800
Mattin A			 2,000
Mattin B			 2,000
Medcen			 	 1,400
MennenFT			 9,600
Methodist Home			 13,400
MetLife SIP			 15,700
Milder CP			 3,200
Minn Retail			 16,500
Manulife Financial		 10,400
Manulife Value			 39,600
Mt. Sinai			 9,500
Mutual Protect			 1,800
NASD			 	 9,700
NASDRegulation			 10,900
NedsIsland			 5,600
NM Mutual			 3,700
Noramco Davis			 2,800
NYC Superior			 5,800
Plumbers & Pipefitters		 2,400
SunAmerica Davis Venture Value	 834,700
Pru Focused Val			 67,600
Prudential SP			 30,500
Quadsan			 	 3,800
Rappaport			 2,000
RL Polk			 	 2,400
Selected American Shares	 1,819,800
Scudder - SVS			 37,700
Sicav Davis Financial Fund	 7,800
Sicav Davis Opportunities	 10,200
Sicav Davis Value Fund		 112,400
SS Barney Large Cap V		 18,500
Selected Special Shares		 32,000
Stobie Creek			 6,900
Sun America Style Select	 19,200
Sun America Style LCV		 11,100
Suburban Propane		 4,700
SunLife Financial		 6,200
SunLifeValue			 10,200
Tallahassee			 24,500
Temple			  	 2,000
Union Dale			 2,400
Via			 	 3,000
Volvo			 	 3,700
Wallace Retire			 13,300
Wellstar			 4,500
New England Zenith		 307,300

	(b)  Percent of class   7.67%
Abar Foundation			0.00%
American Electric		0.04%
Atlanta Gas & Light		0.01%
Atmos Energy			0.01%
Avon Old Farms			0.00%
AXP Partners			0.04%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
Davis Financial Fund		0.32%
Davis Growth Opportunity	0.07%
DNE Corp			0.00%
Davis New York Venture		4.67%
Davis VaraFinancial		0.01%
Davis VaraValue			0.06%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.11%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Financial		0.01%
Manulife Value			0.03%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.53%
Pru Focused Val			0.04%
Prudential SP			0.02%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	1.15%
Scudder - SVS			0.02%
Sicav Davis Financial Fund	0.00%
Sicav Davis Opportunities	0.01%
Sicav Davis Value Fund		0.07%
SS Barney Large Cap V		0.01%
Selected Special Shares		0.02%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLife Financial		0.00%
SunLifeValue			0.01%
Tallahassee			0.02%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.19%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   12,093,410

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	12,093,410
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002